Exhibit 99.5

Alexco Reports First Quarter 2017 Results

VANCOUVER, May 8, 2017 /CNW/ - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) ("Alexco") today reports financial results for the first quarter ended March 31, 2017.  All figures are expressed in Canadian dollars unless otherwise stated.  For the first quarter of 2017 Alexco recorded a net loss of $932,000 or $0.01 per share, including $1.1 million ("M") in share-based compensation expense and $0.5 M in depreciation. Alexco Environmental Group ("AEG"), a wholly owned subsidiary of Alexco, recognized revenues of $1.9 M with a gross profit of $0.5 M, achieving a gross margin of 28%.

First Quarter Highlights

•	March 31, 2017 unrestricted cash and cash equivalent position of $20.8 M and net working capital of $23.5 M compared to $20.4 M and $23.4 M, respectively, at December 31, 2016.
•	Alexco announced an updated mineral resource estimate for the Bermingham deposit, expanding the indicated mineral resources from 5.2 million ounces to 17.3 million ounces while inferred mineral resources increased from approximately 0.7 million ounces to 5.5 million ounces of contained silver.
•	Alexco announced the release of an independent technical report dated March 29, 2017 with an effective date of January 3, 2017 entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada" (the "PEA") and announced an amended silver purchase agreement (the "Amended SPA") with Silver Wheaton Corp. ("Silver Wheaton").
•	Sold investments in marketable securities for proceeds of $2 M and a pre-tax realized gain of $1.2 M.
•	AEG recognized revenues of $1.9 M for a gross profit of $0.5M and a gross margin of 28.4%.
•	Alexco entered into a non-binding Letter Agreement with Banyan Gold Corp. ("Banyan") to option up to 100% of Alexco's McQuesten property located in the KHSD.

Alexco's Executive Chairman and Chief Executive Officer Clynt Nauman said, "With the publication of the updated PEA incorporating the amended SPA, Alexco is launching into the balance of 2017 squarely focused on moving forward with underground access to the high grade Bermingham deposit in anticipation of extensive underground exploration drilling, as well as getting started on a +12,000 meter surface exploration program in areas proximal to the Bermingham discovery. Equipment rebuilds, mill, camp and infrastructure upgrades will also be completed alongside a prefeasibility level study, as we move Keno Hill back toward a final production decision."

Summary Financial Results and Information

(expressed in thousands of dollars, except per share amounts)	Three Months Ended March 31
	2017	2016

Revenue from environmental services	1,935	2,348

Gross profit from environmental services	549	565

Loss before taxes	(1,061)	(2,018)
Net loss	(932)	(2,110)
Total comprehensive loss	(852)	(1,903)
Loss per share – basic and diluted	($0.01)	($0.03)
Cash flows consumed from operating activities	(1,215)	(1,083)

Keno Hill Silver District PEA

On March 29, 2017, Alexco announced the release of an independent technical report with an effective date of January 3, 2017 prepared by Roscoe Postle Associates Inc. ("RPA") entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada".

Highlights of the revised PEA include:

•	Average annualized mill throughput is 143,000 tonnes per year (400 tonnes per day) over an eight year period at an average mill feed grade of 843 grams per tonne ("g/t") silver, 3.3% lead, 4.6% zinc and 0.39 g/t gold. Average mill feed grades in production years 1 – 3 are anticipated to be approximately 930 g/t silver with payable silver production averaging 4.1 M ounces per year.
•	Life of mine payable production is anticipated to be a total of approximately 25.1 M ounces of silver, 77.3 M pounds ("lbs") of zinc, 67 M lbs of lead and 4,870 ounces of gold over an eight (8) year period. Average annualized payable silver production is 3.5 M ounces per year, with the initial three years of annualized payable silver production averaging 4.1 M ounces per year.
•	Alexco's project pre-tax and after-tax net present value ("NPV") is $104.3 M and $79.4 M (at a 5% discount rate), respectively, and pre-tax and after-tax internal rate of return ("IRR") is 89% and 75%, respectively, at assumed silver prices of US$18.60/oz in 2018 and US$19.35/oz in 2019 through 2025.
•	Initial capital costs of $27 M are estimated to achieve production and positive cash flow with less than one year payback.

Upon achieving commercial production, Alexco anticipates all-in sustaining costs ("AISC") (contained silver, by-product basis) over LOM to be US$13.51/oz of silver (including direct operating costs, sustaining capital, the Silver Wheaton stream, corporate general and administrative and ongoing surface exploration costs), and AISC over the first full three (3) years of production to be US$12.18/oz of silver.

Amended Silver Purchase Agreement with Silver Wheaton

On March 29, 2017 Alexco and certain of its subsidiaries and Silver Wheaton executed the Amended SPA pursuant to which, among other things, the following amendments were made to the silver streaming agreement:

•	Silver Wheaton will continue to receive 25% of the life of mine payable silver from the KHSD. The production payment (originally US$3.90 per ounce) will be based on monthly silver head grade and monthly silver price.
•	The actual monthly production payment will fall within a defined grade and pricing range governed by upper and lower numeric criteria comprising a ceiling grade and price of 1,400 g/t silver and US$25/ounce silver respectively, and a floor grade and price of 600 g/t silver and US$13/ounce silver.
•	The date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2019;
•	The Silver Wheaton area of interest remains one (1) km around existing Alexco holdings in the KHSD.

In consideration of the foregoing amendments, and as recorded in the second quarter of 2017, Alexco issued to Silver Wheaton 3,000,000 shares with a fair value of US$4.9 million which is a reduction in the original $50,000,000 deposit.

Keno Hill Exploration and Development

Alexco has planned a surface exploration program of approximately 12,000 m of surface diamond drilling budgeted to cost $3.2 M. This program will further explore potentially mineralized structural targets in the immediate vicinity of the Bermingham deposit. The bulk of the surface exploration will be conducted in the summer with results expected to be released no later than the fourth quarter of 2017.

Alexco is also planning an underground exploration program at the Bermingham prospect. Subject to permitting, an exploration decline will be driven 600m with approximately 5,000m of infill and confirmation drilling for a total estimated cost of $8.7 M, including underground equipment rebuilds and purchase.

Permitting

To drive a 600m underground exploration decline at the Bermingham deposit followed by approximately 5,000m of underground exploration definition drilling, will require an amendment to Alexco's Class IV mining land use authorization. Alexco is well advanced in this process and expects the amendment no later than the third quarter of 2017.  Upon completion of this amendment of the Class IV permit, a further amendment to Alexco's Quartz Mining Licence ("QML") and Water Use Licence ("WUL") will be required for future production and processing of ore from Bermingham.   The environmental assessment for the mine operations phase of permitting is expected to begin concurrent with the delivery of the initial amendment and be complete in the last half of 2018.

The Flame & Moth deposit is permitted to be developed under the QML.  Prior to processing ore or discharging water from the Flame and Moth mine, an amendment to the WUL is required, which is granted through the Yukon Water Board. A public hearing for the WUL amendment is currently scheduled for late May, 2017 and an amended WUL is expected to be granted in the third quarter of 2017.  The guidance above on permitting is consistent with the schedules and timing disclosed in the KHSD PEA, which targets production to commence in the fourth quarter of 2018.

Financial

Alexco's cash and cash equivalents at March 31, 2017 totaled $20.8 M compared to $20.4 M at December 31, 2016, while net working capital totaled $23.5 M compared to $23.4 M for the same dates.  With its cash resources and net working capital on hand at March 31, 2017, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration as planned for 2017 and into 2018.

Alexco Environmental Group

AEG recorded revenues of $1.9 M and a gross profit of $0.5 M for a gross margin of 28%, compared to revenue of $2.4 M and a gross profit of $0.6 M for a gross margin of 24% in the first quarter of 2016.  The reduction in revenue and gross profit is primarily related to the anticipated near-term completion of the Keno Hill Reclamation Plan and permitting submission, as well as completion of plant construction project work in the US along with transition to plant operating activities.

AEG is successfully operating two major water treatment facilities in the US, the Gold King and Schwartzwalder plants, as well as four smaller water treatment facilities at Keno Hill in Canada.

Financial Report and Conference Call for First Quarter 2017

Full details of the financial and operating results for the first quarter ended March 31, 2017 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Alexco, including its annual information form, are available on Alexco's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:00a.m. Eastern (8:00 a.m. Pacific) on Thursday, May 11, 2017.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-888-504-7961
Dial from outside Canada or the US:	1-647-792-1278
Conference ID#:	7717619
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory.  Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production,  the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2017/08/c8169.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer, Michael Clark, Chief Financial Officer, Phone: (604) 633-4888, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 04:00e 08-MAY-17